

November 21, 2008

Myles R. Itkin
Chief Financial Officer
Overseas Shipholding Group, Inc.
666 Third Avenue
New York, NY 10017

     Re: Overseas Shipholding Group, Inc.
              Form 10-K: For the fiscal year ended December 31, 2007
              Form 10-Q: For the quarterly period ended June 30, 2008
              Commission file number: 01-06479

Dear Mr. Itkin:

We have reviewed the above referenced filings and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K For the fiscal year ended December 31, 2007

Note A: Summary of Significant Accounting Policies
Vessels, deferred dry docking expenditures and other property, page 69

1. Please expand your disclosure to provide a detailed description of the types of dry docking costs included in deferred dry docking costs.

2. For each period presented, please provide a roll-forward of the beginning and ending balance of your deferred dry docking costs to include the amounts of periodic deferrals and amounts amortized.

Note H: Equity Method Investments, Page 78

3. We note on page 3 the recognized gain of $40.6 million in connection with the sale of your entire interest in Double Hull Tankers. Please tell us whether this amount represents the entire gain being recognized on the sale or only a portion of the total gain. If it is the total gain, tell us your basis for recognizing the amount immediately in light of the continuation of the time charters with DHT's vessels.

Note Q: Vessel Sales, Page 95

4. We note that you entered into an agreement to sell a vessel for forward delivery and the agreement provides for profit sharing with the purchaser through the date of delivery. Please tell us and disclose whether any amount is owed to the purchaser and the treatment or intended treatment of such an amount.

Form 10-Q For the quarterly period ended June 30, 2008

Note A: Basis of Presentation, Page 6

5. We note the change in estimate related to the scrap rate resulting in an increase in salvage value for vessels. Please provide a discussion in MD&A explaining the cyclicality of the nature of the future demand for scrap steel and its impact on your operations. Also expand your critical accounting policy for vessel lives to clearly discuss the assumptions used in estimating salvage values, including any assumptions used to estimate future steel rates.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief